FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  February 2005.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

   X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

   X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  February 28th, 2005

Encl.

Quarterly Financial Statements as at December 31st, 2004

Management Discussion & Analysis

Officer's Certificates

Confirmation of Mailing

PACIFIC HARBOUR CAPITAL LTD.

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

(Unaudited- Prepared by Management)

The consolidated balance sheet of Pacific Harbour Capital Ltd. as at December 31, 2004 and consolidated statements of loss and deficit and cash flows for the period ended have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED BALANCE SHEETS

December 31, 2004 and March 31, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	31-Dec-04	31-Mar-04
ASSETS:	(unaudited)	(audited)
Current:
Cash	$ 452,276	$ 156,333
Short term investment-marketable securities	264,481	-
Prepaid expenses and deposits	18,519	17,084
Promissory note receivable	-	840,335
Land held for resale-Note 3	312,647	306,867
Investment and note receivable-Note 6	8,332	240,000
	1,056,255	1,560,619

Advances to related companies	8,080	18,928
Capital assets, net-Note 4	27,464	29,538
	$ 1,091,799	$ 1,609,085
LIABILITIES:
Current:
Accounts payable and accrued liabilities	$ 215,315	$ 317,596
Due to related parties	75	12,575
Current liabilities of discontinued operations-Note 5	28,958	28,958
	244,348	359,129

SHAREHOLDERS' EQUITY
Share Capital-Note 7	7,616,876	7,616,876
Contributed Surplus	202,886	202,886
Deficit	(6,972,311)	(6,569,806)
	847,451	1,249,956

	$ 1,091,799	$ 1,609,085

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the Third Quarter Ended December 31, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03
Revenue
Interest income	486	53	4,778	12,599
Royalty income	-	-	-	10,377
Gain on sale of marketable securities	21,922	-	21,922	-
	22,408	53	26,700	22,976

General and Administrative Expenses- Schedule 1	99,138	118,351	347,834	321,460

Income (Loss) Before Other Items	(76,730)	(118,298)	(321,134)	(298,484)

Other Items
Gain on sale of land held for resale	-	-	-	11,485
Write-down of marketable securities	-	-	(1,371)	-
Severance	-	-	(80,000)	-

Net Income (Loss) from continuing operations	(76,730)	(118,298)	(402,505)	(286,999)

Income (loss) from discontinued operations-Note 5	-	(5,177)	-	(24,391)

Net income (loss) for the period	(76,730)	(123,475)	(402,505)	(311,390)

Retained Earnings (Deficit) Beginning of Period	(6,895,581)	(4,904,001)	(6,569,806)	(4,716,086)

Retained Earnings (Deficit) End of Period	$ (6,972,311)	$ (5,027,476)	$ (6,972,311)	$ (5,027,476)

Basic income (loss) per share from continuing	($ 0.01)	($ 0.01).02)	($ 0.03)	($ 0.02)
operations
Basic income (loss) per share from discontinued	$ 0.00	$ 0.00	$ 0.00	$0.00
operations
Basic income (loss) per share for the period	($ 0.01)	($ 0.01)	($ 0.05)	($0.04)
Fully diluted	N/A	N/A	N/A	N/A
Weighted average number of shares outstanding	7,247,712	7,247,712	7,247,712	7,247,712

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Third Quarter Ended December 31, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03
Operating Activities
Net (loss) income from continuing operations	$ (76,730)	$ (118,298)	$ (402,505)	$ (286,999)

Non-cash items:
Gain on sale of land held for resale	-	-	-	(11,485)
Gain on sale of marketable securities	(21,922)	-	(21,922)	-
Write-down of marketable securities	-	-	1,371	-
Amortization	2,523	2,852	6,757	8,553

Changes in non-cash working capital:
Accounts receivable	-	-	-	(7,277)
Prepaid expenses and deposits	-	(5,921)	(1,435)	307
Accounts payable and accrued liabilities	(8,352)	(18,323)	(102,281)	527
Severance obligation	-	6,509	-	(43,492)
	(104,481)	(133,181)	(520,015)	(339,866)
Financing Activities
Proceeds (repayment) of loans	-	24,261	-	16,261
Repayment of mortgage	-	(11,905)	-	(62,909)
Advances from (repayment to) related parties	-	-	(12,500)	(12,999)
Advances from (to) affiliated companies	(6,070)	1,370	10,848	13,163
	(6,070)	13,726	(1,652)	(46,484)
Investing Activities
Investment in marketable securities	(110,852)	-	(287,452)	-
Net proceed from sale of marketable securities	43,522	-	43,522
Net proceed from sale of land held for resale	-	-	-	248,600
Net proceed from redemption of investment & note receivable	5,000	-	231,668	-
Net proceed from promissory note receivable	-	-	840,335	-
Expenditure on land held for resale	-	(7,971)	(5,780)	(30,355)
Purchase of capital assets	-	-	(4,683)	(321)
	(62,330)	(7,971)	817,610	217,924

Change In Cash from Continuing Operations	(172,881)	(127,426)	295,943	(168,426)

Change In Cash from Discontinued Operations	-	(355)	-	(7,030)

Cash (Bank Indebtedness), Beginning Of Period	625,157	140,558	156,333	188,233

Cash (Bank Indebtedness), End Of Period	$ 452,276	$ 12,777	$ 452,276	$ 12,777

Represented by:
Cash from Continuing Operations	452,276	12,777	452,276	12,777
Cash from Discontinuing Operations	-	-	-	-
	452,276	12,777	452,276	12,777

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Schedule I

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the Third Quarter Ended December 31, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative

	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03
General and administrative expenses

Audit	-	-	375	3,200
Amortization-capital assets	2,523	2,852	6,757	8,553
Administration recovery- Note 8	(12,000)	(12,000)	(41,000)	(12,000)
Bank charges	142	227	451	957
Corporate accounting	7,200	6,256	20,540	20,384
Consulting	2,861	-	6,361	-
Filing fees	-	570	4,255	5,936
Foreign exchange loss (gain)	26,040	143	52,525	(27,371)
Interest and finance fees	-	30,769	(431)	72,769
Legal and professional fees	5,000	1,493	87,615	7,773
Licence and dues	-	-	2,065	-
Management fees	19,500	19,500	58,500	63,000
Office and general	8,911	5,849	20,489	18,449
Promotion and marketing	2,506	20,862	16,699	25,242
Rent and utilities	17,846	17,765	52,105	53,041
Shareholder info and investor relations	2,255	1,135	4,714	2,584
Transfer agent fees	413	1,475	1,901	4,067
Travel	517	-	5,659	3,305
Wages and benefits	15,424	21,455	48,254	71,571

	99,138	118,351	347,834	321,460

PACIFIC HARBOUR CAPITAL LTD

Formerly Venture Pacific Development Corporation

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd. formerly Venture Pacific Development Corporation is a public company incorporated on March 8, 1986 under the Company Act of British Columbia.  Its common shares are traded on the TSX Venture Exchange. The Company's primary business is investment with a view to invest and divest itself of assets as determined by the general economic environment and the economic health of the relevant sector.

Subsequent to the sale and disposal of the convenience store, the vehicle leasing business, and the redemption of its investment in the direct marketing company and land sales during fiscal 2003 and 2004, the Company currently holds investment in a 133-acre of land in Pemberton, B.C. Canada and various short-term marketable securities. Management is also actively identifying other profitable business ventures and investment opportunities.

Note 2

Significant Accounting Policies

These unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: 345384 BC Ltd, 345385 BC Ltd, Venture Pacific Development Capital Ltd., Venture Pacific Vehicle LeaseCorp Inc., VenPac Nevada I, Inc. and Venture Pacific Development USA Ltd.

All significant inter-company transactions and balances have been eliminated.

Note 2

 Significant Accounting Policies- (cont’d)

b)

Short-Term Investment

Short-term investment consists of marketable securities and is recorded at cost. When the market value of the marketable securities has declined below the carrying value, they will be written-down to reflect the market value.

c)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realisable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realisable value they will be written down accordingly.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

100% declining balance

e)

Long Term Investment

Long-term investment is carried at cost. To the extent that cost exceeds net recoverable value it will be written down accordingly.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2

 Significant Accounting Policies- (cont’d)

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)

Fair Market Value of Financial Instruments

The carrying values of cash, short term investment, accounts receivable, accounts payable, and due to related parties and affiliated companies approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Stock-Based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 “ Stock-based Compensation and Other Stock-based Payments.” Under this method, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Compensation costs attributable to share options granted to employees, consultants, directors and officers is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, are recorded as an increase to share capital.

Note 3

     Land Held for Resale

	Dec. 31, 2004	Mar.31, 2004
Balance, beginning of the period	306,867	4,696,197
Property taxes	5,780	26,463
Other costs	-	26,867
	312,647	4,749,527
Less: land sold during the period	-	(4,442,660)
	312,647	306,867

Note 4

     Capital Assets

			Dec. 31 2004	March 31 2004
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	28,538	13,925	14,613	15,065
Office Furniture	20,635	8,333	12,302	14,473
Software	4,170	3,621	549	-

	53,343	25,879	27,464	29,538

Note 5

      Discontinued Operations

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of $200,525 on the sale. Income related to Venture Pacific Vehicle LeaseCorp Inc. has been disclosed as income from discontinued operations.

	9 months	9 months
	Dec. 31, 2004	Dec. 31, 2003
Revenue	-	-
Net income (loss)	-	(24,391)

	9 months	9 months
	Dec. 31, 2004	Dec. 31, 2003
Cash flow from discontinued operations:
Operating	-	(25,963)
Financing	-	18,933
Investing	-	-
Change in cash from discontinued operations	-	(7,030)

Note 5

      Discontinued Operations- (cont’d)

The consolidated balance sheets include the following amounts related to discontinued operations of Venture Pacific Vehicle LeaseCorp Inc.

	Dec. 31, 2004	Mar. 31, 2004
Cash and cash equivalents	-	-
Current assets of discontinued operations	-	-

Accounts Payable	28,958	28,958
Current liabilities of discontinued operations	28,958	28,958

Note 6

     Investment and Note Receivable

On December 10, 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc., a direct marketing company. The Company invested $300,000 by way of secured convertible debentures. However the Company redeemed the investment for $240,000 during fiscal 2004 and wrote off $60,000. The Company received cash payment of $220,000 and accepted a promissory note of $20,000 payable at $1,667 per month for a twelve-month period. As of December 31, 2004 the remaining balance was $8,332.

Note 7     Share Capital

a)

Authorized:

100,000,000 common shares without par value.

b) Issued:	Number	Amount
Balance, March 31, 2002	13,040,345	$ 7,469,567
Common shares issued for debt settlement
Balance, before consolidation	14,080,555	7,573,588
Consolidated 2 to 1)		-
Common shares issued for debt settlement
Common shares issued for bridge loan fees	35,000	12,250

Balance, March 31, 2003 and December 31, 2004	7,247,712	$ 7,616,876

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in every two shares of the Company being consolidated into one new

Note 7     Share Capital- (cont’d)

common share. As a result, the Company’s 14,080,555 issued and outstanding common shares were consolidated into 7,040,277 common shares.

c)

Commitments:

i)

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors, consultants and employees to purchase common shares of the Company at market related prices.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$ 0.40-0.50
Expired	(252,500)	$ 0.40-0.50

Total before consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	$ 0.24-0.30
Cancelled	(2,500)	$ 0.80

Outstanding and exercisable at March 31, 2003	934,528	$ 0.24-1.00
Cancelled	(7,500)	$0.80

Outstanding and exercisable at December 31, 2004	927,028	$ 0.24-1.00

On December 31, 2004 there were 927,028 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
48,000	$1.00	March 3, 2005
		November 27, 2007
50,000	$0.30	December 16, 2007

927,028

Note 8

    Related Party Transactions

For the nine month ended December 31, 2004 and 2003, the Company earned the following revenues from companies with common director and was charged the following expenses by directors or companies with common directors:

	2004	2003
Interest income	-	12,000
Royalty income	-	10,377
Administration recovery	41,000	12,000
	41,000	34,377

Legal and professional fees	2,546	906
Management fees and salaries	58,500	95,000
	61,046	95,906

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The Company has the following amounts due to or from directors of the Company or to companies with common directors:

	December 31,	March 31,
	2004	2004
Due to directors	75	12,575
Due to (from) affiliated companies	(8,080)	-
Accounts payable	-	13,238

	(8,005)	25,813

Amounts due to or from directors and affiliated companies are unsecured and have no specific terms for repayment.

Note 9

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

Note 10

Differences Between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the US.

The material differences between Canadian and US GAAP, which affect the Company’s results of operations and financial position are summarized as follows:

A)

Accounting for Start-up Activities

Under US GAAP, the balances capitalized as deferred development costs incurred on the land held for development would not be eligible for capitalization and would be expensed as incurred.

B)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

	Nine Months ended December 31,	Year ended March 31,
	2004	2004
Net loss for the year per Canadian GAAP	$(402,505)	$(1,650,834)
Capitalized holding costs	(5,780)	(4,914)
Prior years’ capitalized deferred development costs included in loss on sale of land held for resale	-	1,396,844

Net loss for the period	$(408,285)	$(258,904)

Basic loss per share per US GAAP	$(0.05)	$(0.03)

Balance Sheets	$1,091,799	$1,609,085
Capitalized holding costs	(5,780)	(4,914)

Total Assets per US GAAP	$1,086,019	$1,604,171

Total Liabilities per Canadian and US GAAP	$244,348	$359,129

Note 10

 Differences Between Canadian and US Generally Accepted Accounting Principles-(cont’d)

	Nine Months ended December 31,	Year ended March 31,
Deficit	2004	2004
Deficit, end of period per Canadian GAAP	$(6,972,311)	$(6,569,806)
Capitalized holding costs	(5,780)	(4,914)
Stock-based compensation	-	(35,600)

Deficit, end of period per US GAAP	$(6,978,091)	$(6,610,320)

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

 QUARTER REPORT – December 31, 2004

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd’s financial results for the third quarter ended December 31, 2004. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1

Date of Report: February 18, 2005

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial viability of the entity. Currently the Company holds investments in a 133-acre parcel of land located in Pemberton, British Columbia, Canada and various short-term marketable securities.

During the quarter, the Company sold $21,600 marketable securities and earned $21,922 from the sale. The Company also invested an additional $110,852 in marketable securities in the quarter. As of December 31, 2004, the Company had $264,481 in marketable securities at cost. Management has been actively searching for other potential and profitable business ventures in order to create growth and value for the Company.  From an operating standpoint the Company continues to incur loss due to insufficient revenue to cover operating costs. In this quarter the Company reported a net loss of $76,730 or $0.01 loss per share. To-date, the Company has accumulated deficit of $6,972,311 due to write-down and loss on sale of investments and business ventures, the expensing of stock options and operating loss since inception.

The Company had working capital of $811,907 and cash balance of $452,276 on December 31, 2004. Management is confident that it has sufficient working capital to move the Company forward and become profitable in the future.

1.3 Results of Operations For the Third Quarter Ended December 31, 2004

Revenue

The Company reported a gain on sale of marketable securities of $21,922 and $486 from interest income for the three months ended December 31, 2004 compared to $53 interest income earned from the comparable quarter last year. In prior year’s quarter, the Company’s main source of revenue was generated from interest and royalty income from a direct marketing company. However, due to lower than expected sale, the direct marketing company deferred interest and royalty payment to Pacific Harbour Capital Ltd. In view of the uncertainty of receiving interest and royalty income from the marketing company, Pacific Harbour Capital Ltd did not record any revenue in the quarter ended December 31, 2003. Consequently, investment income was much lower comparatively. In May 2004, the Company redeemed its investment in the direct marketing company and, therefore will not be earning any interest and royalty moving forward. Interest and royalty owed to Pacific Harbour Capital prior to redemption were also waived or forgiven.

General and Administrative Expenses

General and administrative expenses decreased in the third quarter ended December 31, 2004 from $118,351 in prior year’s quarter to $99,138 in the current quarter, a decrease of $19,213 or 16%. The decrease was mainly attributable to reduction in interest expense and promotion expense. The Company repaid its loans payable in February 2004, therefore, interest expense was reduced to $nil. Offsetting the above-mentioned decrease, the Company incurred $26,040 in foreign exchange loss due to holding majority of cash in US currency.

Cumulatively for the nine months period ended December 31, 2004, general and administrative expenses increased 8% from the comparable nine months period last year. The increase was mainly attributable to increase in legal expense in connection with lawsuits with former management and a former manager of the Company’s subsidiary as well as increase in foreign exchange loss.

Net Loss

The Company reported a net loss of $76,730 or $0.01 loss per share for the third quarter ended December 31, 2004 compared to a net loss of $123,475 or $0.02 loss per share for the same quarter last year. Year-to-date, net loss was $402,505 or $0.05 loss per share compared to a net loss of $311,390 or $0.04 loss per share in the comparable period last year.

1.4

Transactions with Related Parties

For the nine months period ended December 31, 2004, the Company paid $58,500 management fees to a company controlled by a director and officer of the Company and $2,546 to a law firm whose partner is a director of the Company. The Company also received $41,000 administration fee recovery from companies that has a director and officer in common for share office facilities and staffs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q4 Mar 31, 2003	Q1 June 30, 2003	Q2 Sept 30, 2003	Q3 Dec 31, 2003	Q4 Mar 31, 2004	Q1 June 30, 2004	Q2 Sept 30, 2004	Q3 Dec 31, 2004
Total Revenues	$25,063	$12,618	$10,305	$53	$-	$4,292	$nil	$ 22,408

Income or loss before discontinued operations and extraordinary items:

	Q4 Mar 31, 2003	Q1 June 30, 2003	Q2 Sept 30, 2003	Q3 Dec 31, 2003	Q4 Mar 31, 2004	Q1 June 30, 2004	Q2 Sept 30, 2004	Q3 Dec 31, 2004
Total	$444,130	$(81,085)	$(87,616)	$(118,298)	$(1,313,738)	$(53,489)	$(272,286)	$(76,730)
Per Share	$0.06	$(0.01)	$(0.01)	$(0.02)	$(0.17)	$(0.00)	$(0.04)	$(0.01)
Per Share Fully Diluted	$0.06	$(0.01)	$(0.01)	$(0.02)	$(0.17)	$(0.00)	$(0.04)	$(0.01)

Net income or loss:

Total	$209,856	$(90,830)	$(97,085)	$(123,475)	$(1,339,444)	$(53,489)	$(272,286)	$(76,730)
Per Share	$0.02	$(0.01)	$(0.01)	$(0.02)	$(0.18)	$(0.00)	$(0.04)	$(0.01)
Per Share Fully Diluted	$0.02	$(0.01)	$(0.01)	$(0.02)	$(0.18)	$(0.00)	$(0.04)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key data from net income or loss during the quarters can be attributed to the discontinued operations of the vehicle leasing business as well as gain and loss resulted from the sale of various parcels of land held for resale. The gain on sale of the Pemberton land and the sale of the vehicle leasing operations resulted in an overall net income of $209,856 in the fourth quarter ended March 31, 2003. The sale of the Nevada land resulted in an overall net loss of $1,339,444 in the fourth quarter ended March 31, 2004.

The Company also incurred $80,000 in severance payment and $78,520 in legal expense in the second quarter ended September 30, 2004 resulting in higher net loss for the quarter totalled $272,286.

1.6 Liquidity and Capital Resources

The Company had negative cash outflow of $104,481 from its operating activities in this quarter as compared to negative cash outflow of $133,181 in the same quarter last year, a reduction of $28,700. The reduction was mainly due to lower operating expenses incurred in the current quarter.

From financing activities, the Company advanced $6,070 to an affiliated company in third quarter ended December 31, 2004.

The Company invested $110,852 in marketable securities and received net proceeds of $43,522 from the sale of marketable securities. The Company also received $5,000 from note receivable resulting in net cash outflow of $62,330 from investing activities.

Overall, the Company had net cash outflow of $172,881 in the third quarter ended December 31, 2004.

As of December 31, 2004, the Company had working capital of 811,907 compared to working capital of $1,201.490 on March 31, 2004. The decrease in working capital was due to operating loss incurred in the nine months period ended December 31, 2004.

1.7 Contingent liabilities and Lawsuits

The Company is currently involved with several court cases, which it plans to defend vigorously.

The first court case involves a former law firm engaged by the previous management. The firm is claiming legal fees owing of approximately $109,000. The Company has counter sued the law firm claiming it was in breach of the court order prohibiting expenses of this nature. This legal fee has been accrued in the financial statements in full.

The second court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The third case involves a former management of the Company and a legal firm that was previously engaged by them. Former management of the Company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067. The Company is in the process of contesting this amount through the court as it deems it unreasonable. $54,107 of this claim has been accrued in the financial statements.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations and Commitments

On December 31, 2004, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space until March 31, 2007. The annual lease commitment is $62,495 per annum.

1.10 Financial instruments and Risk Factors

As of December 31, 2004 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values. The Company, however, is subject to risks of venturing into business ventures and investments that are not profitable and may result in additional debt costs and contingent liabilities. Due to risk of additional foreign exchange loss, the Company converted its cash back from US currency to Canadian currency in December 2004.

1.11 Outlook

The Company is actively identifying profitable business ventures and investments in order to improve the Company’s bottom-line and achieve profitable operations.

FORM 52-109FT2 – Certification of Interim Filings

I, Lisa Reynolds, Chairman of the Board and Director of Pacific Harbour Capital Ltd., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd.,  (the user) for the interim period ending December 31st,  2004

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:

February 28th,  2005.

"Lisa Reynolds"

Lisa Reynolds

Chairman of the Board and Director

FORM 52-109FT2 — Certification of Interim Filings

I, Thomas Pressello, President and Chief Financial Officer of Pacific Harbour Capital Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd., (the user) for the interim period ending December 31st,  2004

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:

February 28th,  2005

"Thomas Pressello"

Thomas Pressello

President and Chief Financial Officer